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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                            Carrizo Oil & Gas, Inc.
________________________________________________________________________________
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                  144577 10 3
________________________________________________________________________________
                                 (CUSIP Number)


                               Steven A. Webster
                              1900 West Loop South
                                   Suite 1800
                              Houston, Texas 77027
                                 (713) 623-8984
________________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               August 11, 1997
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 144577 10 3
________________________________________________________________________________
         (1)     Name of Reporting Person
                 S.S. or I.R.S. Identification Nos. of Above Person

                 Steven A. Webster
________________________________________________________________________________
         (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [ ]
                                                                    (b)      [x]
________________________________________________________________________________
         (3)     SEC Use Only
________________________________________________________________________________
         (4)     Source of Funds

                 OO
________________________________________________________________________________
         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
________________________________________________________________________________
         (6)     Citizenship or Place of Organization

                 United States of America
________________________________________________________________________________
Number of        (7)      Sole Voting Power           1,371,016 Shares
Shares Bene-              ______________________________________________________
 ficially        (8)      Shared Voting Power         56,866 Shares
 Owned by                 ______________________________________________________
Each Report-     (9)      Sole Dispositive Power      1,371,016 Shares
 ing Person               ______________________________________________________
 With            (10)     Shared Dispositive Power    56,866 Shares
________________________________________________________________________________
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                          1,371,016 Shares
________________________________________________________________________________
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares
                                                                             [X]
________________________________________________________________________________
         (13)    Percent of Class Represented by Amount in Row (11)
                          13.7%
________________________________________________________________________________
         (14)    Type of Reporting Person (See Instructions)    IN




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ITEM 1.  SECURITY AND ISSUER

                 The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 14811 St. Mary's Lane, Suite 148, Houston, Texas 77079.

ITEM 2.  IDENTITY AND BACKGROUND

                 This statement is filed by Steven A. Webster ("Mr. Webster"). The business address of Mr. Webster is 1900 West Loop South, Suite 1800, Houston, Texas 77027. Mr. Webster is a citizen of the United States of America, and his principal occupation and employment is acting as Chairman and Chief Executive Officer of Falcon Drilling Company, Inc., a Delaware corporation ("Falcon"). The principal business of Falcon is offshore drilling of oil and natural gas, and the address of Falcon's principal executive offices is 1900 West Loop South, Suite 1800, Houston, Texas 77027. During the last five years, Mr. Webster has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 See Item 4, Purpose of Transaction, and Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.





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         ITEM 4. PURPOSE OF TRANSACTION

                 Mr. Webster has acquired 224,506 shares of Common Stock pursuant to a Combination Agreement dated as of June 6, 1997 (the "Combination Agreement") among the Company, Carrizo Production, Inc., a Texas corporation ("Production"), Encinitas Partners Ltd., a Texas limited partnership ("Encinitas"), La Rosa Partners Ltd., a Texas limited partnership ("La Rosa"), Carrizo Partners Ltd., a Texas limited partnership ("Carrizo Partners"), Paul
B. Loyd, Jr., Mr. Webster, S.P. Johnson IV, Douglas A.P. Hamilton and Frank A. Wojtek, a copy of which has been filed as Exhibit 1 hereto and is incorporated herein by reference, and as described in the Company's Registration Statement on Form S-1 (Reg. No. 333-29187), as amended (the "Registration Statement"). Mr. Webster acquired 77,175 shares and 14,610 shares of Common Stock in the mergers of each of Production and La Rosa with the Company, respectively, in respect of shares of common stock of Production and the limited partner interests in La Rosa held by Mr. Webster. Mr. Webster acquired an additional 132,721 shares of Common Stock in the acquisition of Encinitas by the Company in respect of the limited partner interests of Encinitas held by Mr. Webster. Cerrito Partners, of which Mr. Webster is a general partner, acquired 31,126 shares of Common Stock in the merger of Encinitas with the Company. On August 11, 1997, the Company granted options for 10,000 shares of Common Stock to Mr. Webster pursuant to the Company's Incentive Plan, a copy of which has been filed as Exhibit 2 hereto and is incorporated herein by reference. Such options are exercisable in cumulative annual increments of one-third of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant, at a purchase price of $11.00 per share and expire ten years from the date of their issuance.





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                 Mr. Webster will review on a continuous basis his investment in the Common Stock and the Company's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Mr. Webster may in the future take such actions in respect of his investment in the Common Stock as he deems appropriate in light of the circumstances existing from time to time. Currently, these actions include continuing to hold the shares he now beneficially owns or disposing of shares. Such dispositions could be effected in private transactions, through a public offering or, upon compliance with the rules under the Securities Act of 1933, as amended (the "Securities Act"), in the open market. In addition to the foregoing, Cerrito Partners may determine to distribute its share of Common
Stock to its partners. In addition to the foregoing, Cerrito Partners may determine to distribute its shares of Common Stock to its partners.
Additionally, it is possible that Mr. Webster could seek to acquire additional shares, although he has no current plans to do so, other than through the Incentive Plan or other benefit plans or arrangements with the Company. Any acquisition of shares could be effected in the open market, in privately negotiated transactions, or otherwise. Shares may be transferred from time to time to entities or trusts controlled by Mr. Webster and to family members. Any sales, purchases or transfers or other actions described herein may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, Mr. Webster may take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, the obligations of, cash and financial resources and needs of, investment goals of and other business opportunities available to him, developments with respect to his business, general economic conditions, the market price for shares of Common Stock and stock market conditions.

                 Dispositions of the 224,506 shares of Common Stock received by Mr. Webster pursuant to the Combination Agreement are restricted (subject to certain limitations) by the Company's Bylaws, a copy of which has been filed as
Exhibit 3 hereto and is incorporated herein





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by reference, without the prior written consent of the Company.  Additionally, pursuant to a Lock-up Agreement dated July 31, 1997 of Mr. Webster (the "Lock-up Agreement"), a copy of which has been filed as Exhibit 4 hereto and is incorporated herein by reference, delivered pursuant to the Underwriting Agreement of the Company dated August 5, 1997, Mr. Webster agreed not to sell (subject to certain limitations) any shares of Common Stock until February 2, 1998 (180 days after August 6, 1997 (the date of the Prospectus of the Company (the "Prospectus") relating to the initial public offering of shares of Common Stock (the "IPO") as described in the Company's Registration Statement) without the prior written consent of the underwriters for the IPO.

                 Except as set forth in Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, Mr. Webster has no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                 Mr. Webster may be deemed to be the beneficial owner of an aggregate of 1,427,882 shares of Common Stock (approximately 14.3% of the 10,000,000 shares outstanding, determined by reference to the approximately 10,000,000 shares of Common Stock the Company reported in the Prospectus would be outstanding following the consummation of the Combination Agreement and the completion of the Offering, assuming no exercise of the underwriters' overallotment option). Mr. Webster has the sole power to vote and dispose of 1,371,016 shares of Common Stock directly beneficially owned by him. Mr. Webster may be deemed a beneficial owner of the 56,866 shares held by Cerrito Partners, as he shares voting and dispositive power over such shares of Cerrito Partners. Mr. Webster is one of three general partners of Cerrito Partners. The concurrence of two





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of the general partners is required for decisions regarding the voting and disposition of the Common Stock. Mr. Webster could be deemed to share the voting and dispositive power over the shares held by Cerrito Partners; however, Mr. Webster does not admit to having such power and disclaims the beneficial ownership of the Common Stock held by Cerrito Partners. See Item 6, Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, for a discussion of Mr. Webster's options.

                 On July 25, 1997, pursuant to a prior arrangement, Mr. Webster transferred 25,470 shares of Common Stock to Cerrito Partners without consideration.

                 Except as set forth in this Schedule 13D, to the best of Mr. Webster's knowledge, he has not effected any transaction in Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 Except as described in this statement or in the documents referred to herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Webster and any person with respect to any securities of the Company.

                 The Company was formed in September 1993. Prior to consummation of the Combination Agreement, the Company conducted its operations directly, with industry partners and through the following affiliated entities:
Production, Encinitas, La Rosa and Carrizo Partners. The Company was the general partner of Carrizo Partners and La Rosa. Production was the general partner of Encinitas. On August 11, 1997, pursuant to the Combination Agreement, the Company the following transactions were consummated: (i) Production was merged into the Company and the outstanding shares of capital stock of Production were converted into an aggregate of 343,000 shares of Common Stock; (ii) the Company acquired Encinitas in two steps: (a) the Company





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acquired the limited partner interests in Encinitas held by certain of the
Company's directors, including Mr. Webster, for an aggregate consideration of 468,533 shares of Common Stock and (b) Encinitas was merged into the Company, and the outstanding limited partner interests in Encinitas were converted into an aggregate of 860,699 shares of Common Stock; (iii) La Rosa was merged into the Company and the outstanding partnership interests in La Rosa converted into an aggregate of 48,700 shares of Common Stock; and (iv) Carrizo Partners was merged into the Company and the outstanding partnership interests in Carrizo Partners converted into an aggregate of 569,068 shares of Common Stock. The closing of the transactions under Combination Agreement occurred simultaneously with the closing of the sale of 2,500,000 shares of Common Stock pursuant to the Company's IPO as described in the Registration Statement.

                 The current directors of the Company are S.P. Johnson IV, Frank A. Wojtek, Mr. Webster, Paul B. Loyd, Jr. and Douglas A.P. Hamilton. Prior to the consummation of the Combination Agreement, the shareholders of the Company at such time ratified the appointment of each of such directors to the Board of Directors of the Company by unanimous written consent.

                 Pursuant to the Company's Incentive Plan, on August 11, 1997, the Company granted options for 10,000 shares of Common Stock to Mr. Webster. Such options are exercisable in cumulative annual increments of one-third of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant, at a purchase price of $11.00 per share and expire ten years from the date of their issuance. In addition, pursuant to the Incentive Plan, if Mr. Webster remains a director of the Company and is not an employee of the Company or a subsidiary of the Company, he will automatically be granted options for 2,500 shares of Common Stock on the first business day following the date on which each annual meeting of the Company's





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shareholders is held.  Such options are exercisable in cumulative annual increments of one-third of the total number of shares of Common Stock subject thereto, beginning on the first anniversary of the date of grant, at a purchase price per share equal to the fair market value of a share of Common Stock on the date of grant and expire ten years from the date of their issuance. Mr. Webster will be deemed to be the beneficial owner of such shares 60 days prior to the exercisability of the options related to such shares.

                 The Company's Bylaws restrict the disposition of the 224,506 shares of Common Stock received by Mr. Webster pursuant to the Combination Agreement (subject to certain limitations) without the prior written consent of the Company in order to ensure that such dispositions are made pursuant to registration under the Securities Act or an exemption therefrom. The Lock-up Agreement restricts the disposition by Mr. Webster of shares of Common Stock until February 2, 1998 (subject to certain limitations) without the prior written consent of the underwriters for the Company's IPO.

                 The Registration Rights Agreement dated as of June 6, 1997 among the Company, Paul B. Loyd, Jr., Mr. Webster, S. P. Johnson IV, Douglas A.P. Hamilton, Frank A. Wojtek and DAPHAM Partnership L.P. ("Registration Rights Agreement"), a copy of which has been filed as Exhibit 5 hereto and is incorporated herein by reference, provides registration rights with respect to shares of Common Stock that were outstanding prior to the IPO and the issuance of shares pursuant to the Combination Agreement, as well as shares issued pursuant to the Combination Agreement or otherwise purchased from the Company (the "Registrable Securities") (currently approximately 6,267,069 shares of Common Stock). Shareholders owning not less than 51% of the then-outstanding shares of Registrable Securities may demand that the Company effect a registration





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under the Securities Act for the sale of not less than 5% of the shares of
Registrable Securities then outstanding. The holders of the registration rights also have limited rights to require the Company to include their shares of Common Stock in connection with registered offerings by the Company. The Company may generally be required to effect three demand registrations (provided that no such registration may occur prior to February 11, 1998 (the date six months after the closing of the IPO)) and three additional demand registrations for certain offerings registered on SEC Form S-3, subject to certain conditions and limitations. The registration rights will terminate as to any holder of Registrable Securities at the later of (i) one year after the closing of the IPO or (ii) at such time as such holder may sell under Rule 144 in a three-month period all Registrable Securities then held by such holder. The holders of the registration rights may not exercise their registration rights with respect to any shares received pursuant to the Combination Agreement for a period of at least one year following the effective date of the Registration Statement.

                 Registration of shares under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by affiliates of the Company) immediately upon the effectiveness of such registration.

                 The foregoing are summaries of certain provisions of the Combination Agreement, the Company's Incentive Plan, the Company's Bylaws, the Lock-up Agreement and the Registration Rights Agreement, copies of which have been filed as Exhibits 1, 2, 3, 4 and 5, respectively, hereto and are incorporated by reference herein; and such summaries are qualified by, and subject to, the more complete information contained in such agreements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Combination Agreement dated as of June 6, 1997 among the Company, Production, Encinitas, La Rosa, Carrizo Partners, Paul B.





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                          Loyd, Jr., Mr. Webster, S. P. Johnson IV, Douglas A.
                          P. Hamilton and Frank A. Wojtek (Incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-1 (Registration No. 333-29187)).

         Exhibit 2 Incentive Plan of the Company (Incorporated by reference to Exhibit 10.1 to the Company's Registration statement on Form S-1 (Registration No. 333-29187)).

         Exhibit 3 Amended and Restated Bylaws of the Company (Incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-29187)).

         Exhibit 4        Lock-up Agreement dated July 31, 1997 of Mr. Webster.

         Exhibit 5 Registration Rights Agreement by and among the Company, Paul B. Loyd, Jr., Mr. Webster, S. P. Johnson IV, Douglas A.P. Hamilton and Frank A. Wojtek dated as of June 6, 1997 (Incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 (Registration No. 333-29187)).





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                 After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. Date: August 18, 1997.



                                                 /S/ STEVEN A. WEBSTER
                                                 -----------------------------
                                                 Steven A. Webster





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                                EXHIBIT INDEX


         Exhibit 4        Lock-up Agreement dated July 31, 1997 of Mr. Webster.